UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Gilat Satellite Networks Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 0.2 Per Share

(Title of Class of Securities)

 M51474118

(CUSIP Number)
FIMI IV 2007 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 9, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI IV 2007 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity IV, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity IV, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS. Shira and Ishay Davidi Management Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER _____
	8	SHARED VOTING POWER 4,424,858
	9	SOLE DISPOSITIVE POWER _____
	10	SHARED DISPOSITIVE POWER 4,424,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,424,858
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 15 Pages

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 0.2 per share (“Shares”) of Gilat Satellite Networks Ltd., an Israeli corporation. The principal executive offices of the Issuer are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, 49130 Israel.

Item 2.	Identity and Background

FIMI IV 2007 Ltd. is a corporation organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity IV, L.P. and FIMI Israel Opportunity IV, Limited Partnership (the "FIMI IV Funds"). Its principal business is the management of the FIMI IV Funds.

FIMI FIVE 2012 Ltd. is a corporation organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds" and together with the "FIMI IV Funds", the "FIMI Funds"). Its principal business is the management of the FIMI V Funds.

FIMI Opportunity IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Its principal business is investment in securities.

FIMI Israel Opportunity IV, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

FIMI Opportunity V, L.P. is a limited partnership organized under the laws of the State of Delaware. Its principal business is investment in securities.

FIMI Israel Opportunity Five, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

Shira and Ishay Davidi Management Ltd. is a corporation organized under the laws of the State of Israel and is controlled by Mr. Ishay Davidi. Shira and Ishay Davidi Management Ltd. is a holding company that controls FIMI IV 2007 Ltd., the managing general partner of the FIMI IV Funds, and FIMI FIVE 2012 Ltd., the managing general partner of the FIMI V Funds.

Mr. Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of all of the companies listed above.

The principal business address for each of the Reporting Persons is c/o FIMI IV 2007 Ltd., Electra Tower,
98 Yigal Alon St., Tel-Aviv 67891, Israel.

During the last five years, none of the Reporting Persons (including the general partners of partnerships and the directors and executive officers of the companies) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As of 8 a.m., New York City time, on September 17, 2012, the aggregate purchase price of the 4,424,858 Shares purchased by the FIMI Funds was $15,796,743. The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares is currently expected to be, the capital of the FIMI Funds.

Page 10 of 15 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares based upon the belief that the Shares represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market, in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategy and the size of the Reporting Persons' position in the Issuer, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, to request the Issuer to convene a special shareholders meeting for the purpose of making certain changes in the composition of the board of directors of the Issuer. The Reporting Persons believe that upon the completion of the actions described herein, they will be able to contribute to the Issuer's performance and assist its management on a variety of issues.

The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Item 5.	Interest in Securities of the Issuer

(a)- (b)    The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 4,424,858 Shares, representing approximately 10.7% of the Issuer's Shares (based upon the 41,299,187 shares stated to be outstanding as of March 30, 2012 as set forth in the 20-F/A filed by the Issuer with the Securities Exchange Commission on April 3, 2012).

(c)           All Shares (i.e., 4,424,858 Shares) were purchased by the FIMI Funds on September 9, 2012 from entities of Menora Mivtachim Holdings Ltd. at a price of US$ 3.57 per Share.

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an agreement entered into by and between the FIMI Funds and Menora Mivtachim Holdings Ltd. ("Menora") on September 6, 2012, the FIMI Funds undertook towards Menora that if, during a period of 8 months following the date of the agreement, the FIMI Funds acquire from a certain entity additional shares of the Issuer constituting more than 5% of the Issuer's outstanding share capital at an average price per share exceeding US$ 3.57, then the FIMI Funds shall pay Menora an amount equal to the product of: (i) the difference between the average price per share at which such additional shares are purchased and US$ 3.57; and (ii) 4,424,858 (i.e., the number of Shares initially purchased by the FIMI Funds from Menora).

Other than as set forth in the preceding paragraph, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1    Joint Filing Agreement, dated as of September 17, 2012.

Page 11 of 15 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2012

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 12 of 15 Pages

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 13 of 15 Pages

Exhibit 1

Joint Filing Agreement,
Dated as of September 17, 2012

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of FIMI IV 2007 Ltd., FIMI Five 2012 Ltd., FIMI Opportunity IV, L.P., FIMI Israel Opportunity IV, Limited Partnership, FIMI Opportunity V, L.P., FIMI Israel Opportunity Five, Limited Partnership, Shira and Ishay Davidi Management Ltd. and Mr. Ishay Davidi on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to ordinary shares, par value NIS 0.2 per share, of Gilat Satellite Networks Ltd., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of September 2012.

Dated: September 17, 2012

FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO FIMI Opportunity IV, L.P. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Israel Opportunity IV, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

Page 14 of 15 Pages

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Shira and Ishay Davidi Management Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 15 of 15 Pages